June 20, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Suzanne Hayes

Re:	Tilray, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 30, 2018
CIK No. 0001731348

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Tilray, Inc. (“Tilray” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 3 to the Draft Registration Statement (“DRS Amendment No. 3”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 3 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on May 30, 2018

Risk Factors

Tilray Nanaimo is, and our High Park Farms, High Park Processing Facility and Tilray Portugal are expected to become...., page 17

1.	Please expand your risk factor to quantify the amount of cannabis you procure through third parties, as disclosed on page 60, and to include relevant disclosure concerning the impact on gross margin in the event you are unsuccessful in scaling operations at your facilities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 19 in the DRS Amendment No. 3.

Cooley LLP    1700 Seventh Avenue    Suite 1900    Seattle, WA    98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com

June 20, 2018

Page Two

Business

Adult Use Brands, page 87

2.	We note your disclosure that your mock-ups are shown for representation purposes only. Please revise your disclosure to identify the markets where you currently sell or intend to sell the brands as depicted. If you are unable to identify the relevant markets, please delete them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 and the pages following page 89 in the DRS Amendment No. 3.

Our Commitment to Research and Innovation

Patents and proprietary programs, page 92

3.	Please expand your disclosure to discuss whether you expect the expiration of certain EnWave patents in 2019 to have a material effect on your business, including any impact on future operations and the financial position of the company. Additionally, please disclose the royalty rate, or a royalty range not to exceed ten percent, payable to EnWave under the terms of the license agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 in the DRS Amendment No. 3.

Please contact me at (206) 452-8756 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Alan Hambelton
Alan Hambelton

cc:	Brendan Kennedy, Tilray, Inc.
John Robertson, Cooley LLP
Rob Lando, Osler, Hoskin & Harcourt LLP

Cooley LLP    1700 Seventh Avenue    Suite 1900    Seattle, WA    98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com